UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-51208

NOTIFICATION OF LATE FILING	CUSIP NUMBER 114039100

(Check One):                                ☒  Form 10-K    ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2009

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F0020
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION Brooklyn Federal Bancorp, Inc.
Full Name of Registrant Not applicable
Former Name if Applicable 81 Court Street
Address of Principal Executive Office (Street and Number) Brooklyn, New York 11201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brooklyn Federal Bancorp, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, (the “2009 10-K”) within the prescribed time period without unreasonable effort and expense.

The Company’s inability to file is principally due to unanticipated delays in completing its final financial statement procedures because of information that was only very recently received.  In consultation with its banking regulators, the Company increased its allowance for loan losses for the fourth quarter of fiscal year 2009 to approximately $7.3 million.  In light of the increased allowance for loan losses, the Company’s board of directors, at a meeting held on December 15, 2009, voted to reduce the aggregate size of the Company’s bonus pool at September 30, 2009 to $97,000.  Consequently, the Company recorded the bonus adjustment as a subsequent event on December 18, 2009.  The Company has expended considerable time and resources to analyze the impact of these recent transactions on the Company’s financial statements for fiscal year 2009 and is working to effectuate those transactions into the financial statements.  The bonus pool adjustment and the increased allowance affects the Company’s compensation expense, tax expense and provision, accrued payables, total liabilities and stockholder’s equity.  In addition, it affects the calculation of its earnings per share.

The Company is working diligently to complete all of the ongoing work necessary to complete the necessary supporting documents and procedures to ensure adequate disclosure. The Company currently expects to file the 2009 10-K within fifteen days of December 29, 2009.  The Company’s wholly owned subsidiary, Brooklyn Federal Savings Bank, filed an amended Thrift Financial Report with the Office of Thrift Supervision on December 28, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ralph Walther	(718)	855-8500, ext. 1211
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
                                          Yes ☒     No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

     The Company expects to report net income of approximately $1.3 million and diluted earnings per share of $0.10 for the fiscal year ended September 30, 2009, compared to net income of approximately $5.6 million and diluted earnings per share of $0.43 for the fiscal year ended September 30, 2008.  The primary reasons for this decrease of approximately $4.3 million are an increase in provision for loan losses of $8.1 million (to $8.5 million in fiscal year 2009 compared to $0.4 million in fiscal year 2008), an increase in non-interest expense of $2.2 million and a decrease in other non-interest income of $3.4 million, offset in part by increased interest income of $5.8 million and decreases in interest expense of $0.5 million and income tax expense of $3.2 million.

       The primary reasons for the increased loan loss provision of $8.1 million was the recording of specific loan loss allowances for approximately $4.7 million on five commercial real estate loans, one multi-family loan and one land loan.  Total non-performing loans in non-accrual status totaled $22.1 million at September 30, 2009.  There were no non-performing loans in non-accrual status at September 30, 2008.  The Bank also increased its general valuation reserves for $3.4 million, primarily due to the transfer of its loans available-for-sale portfolio to loans receivable and the continued origination of mortgage loans.

      The primary reasons for the decreased non-interest income are the increased charge for other than temporary impairment of $1.6 million, decreased banking fees and service charges of $1.4 million and decreased miscellaneous other non-interest income of $0.4 million.

     The primary reasons for the increased non-interest expense are increases in compensation and fringe benefits of $1.0 million, occupancy and equipment of $0.3 million, deposit insurance of $0.6 million,  professional fees of $0.2 million and data processing fees of $0.1 million.

     Certain statements contained herein are not based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Such forward-looking statements may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as “may,” “could,” “will,” “believe,” “expect,” “intend,” “should,” “potential,” “will likely result,” “are expected to,” “projected,” “estimate,” “anticipate,” “continue,” or similar terms or variations on those terms, or the negative of those terms.  Forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those related to the economic environment, particularly in the market areas in which the Company operates; competitive products and pricing; the timing and occurrence or non-occurrence of events that may be subject to circumstances beyond our control; the difficulty or expense of implementing successfully our new business strategy; fiscal and monetary policies of the U.S. Government; the ability of customers to repay their obligations; the adequacy of the allowance for loan losses (and position of banking regulators with respect to the adequacy of loan losses); changes in deposit flows; changes in loan delinquency rates or in our levels of non-performing assets; changes in real estate values; changes in accounting or tax principles, policies, or guidelines;  changes in legislation and regulation, particularly those affecting financial institutions, including regulatory fees and capital requirements; changes in prevailing interest rates; acquisitions and the integration of acquired businesses; credit risk management; asset-liability management; the financial and securities markets and the availability of and costs associated with sources of liquidity.

Brooklyn Federal Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date	December 30, 2009	By:	/s/ Ralph Walther
Ralph Walther
Vice President and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)